UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F  ☐

On April 2, 2026, Adagene Inc. (“Adagene or the Company”), (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, entered into an underwriting agreement (the “Underwriting Agreement”) with Leerink Partners LLC (“Leerink Partners”) and LifeSci Capital LLC (“LifeSci” and together with Leerink Partners, the “Underwriters”), pursuant to which the Company agreed to issue and sell in an underwritten offering (the “Offering”)  an aggregate of 18,666,000 American Depositary Shares (“ADSs”), each ADS representing 1.25 ordinary shares of the Company, at the offering price of US$3.75 per ADS, representing the 30-day volume-weighted average price (“VWAP”). All of the securities are being sold by the Company.

The gross proceeds to the Company from the Offering will be approximately US$70.0 million, before deducting the underwriting discounts and estimated offering expenses payable by the Company. The closing of the Offering is expected to occur on April 6, 2026, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by such parties.

In addition, in connection with the Offering, officers and directors of the Company entered into a lock-up agreement with the Underwriters, pursuant to which, subject to certain exceptions, they agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for ADSs or ordinary shares for a period of 60 days following the date of prospectus supplement without the prior written consent of Leerink Partners, on behalf of the Underwriters.

The Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 and accompanying prospectus (File No. 287161), filed with the U.S. Securities and Exchange Commission (the “SEC”), and a prospectus supplement thereunder. A copy of the Underwriting Agreement is filed as Exhibits 1.1 and 4.1, respectively, to this report, and the foregoing description of the terms of the Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits. A copy of the opinion of Walkers (Hong Kong) relating to the legality of the issuance and sale of the ordinary shares in the Offering is attached as Exhibits 5.1 hereto. A copy of the opinion of Jingtian & Gongcheng relating to certain PRC law matters is attached as Exhibit 8.1 hereto.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Adagene on Form F-3 (No. 333-287161) to the extent not superseded by documents or reports subsequently filed.

FORWARD LOOKING Statement

Statements contained in this current report contains forward-looking statements, including, but not limited to, statements relating to the satisfaction of customary closing conditions related to the offering, the expected closing of the offering and the anticipated gross proceeds from the offering and Adagene's intended use of the net proceeds therefrom. Actual results may differ materially from those indicated in the forward-looking statements due to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the offering, as well as risks and uncertainties inherent in Adagene's business described in the Company's prior press releases as well as those risks more fully discussed in the “Risk Factors” section in Adagene's filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, by and among the Company, Leerink Partners LLC, and LifeSci Capital LLC, as representatives of the several underwriters named therein, dated April 2, 2026.
5.1	Opinion of Walkers (Hong Kong).
8.1	Opinion of Jingtian & Gongcheng.
23.1	Consent of Walkers (Hong Kong) (included in Exhibit 5.1).
23.2	Consent of Jingtian & Gongcheng (included in Exhibit 8.1).
99.1	Press Release.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADAGENE, INC.

Date:	April 2, 2026	By:	/s/ Peter (Peizhi) Luo
Name: Peter (Peizhi) Luo
Title: Chief Executive Officer